EXHIBIT 11

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

LOSS PER SHARE

Computation of loss per share

(in thousands, except per share data)

	Three months ended March 30,
	2005	2004

Net loss	$(1,226)	$(864)
Weighted average shares of common stock outstanding	71,871	58,380
Weighted average shares of common stock held for former Women.com stockholders not yet tendered	55	61
Weighted average shares of common stock held for former Promotions.com stockholders not yet tendered	2	2
Adjusted weighted average shares of common stock outstanding used in computing basic and diluted net loss per share	71,928	58,443
Basic and diluted net loss per share	$(0.02)	$(0.01)